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                             Filed by Chicago Title Corporation Pursuant to Rule
                             425 under the Securities Act of 1933
                             Subject Company: Chicago Title Corporation.
                             Registration File No.: 333-89163



CONTACT:

MEDIA                                                         ANALYST
-----                                                         -------
BARBARA HARMS                                                 TOSHIE DAVIS
312-223-2461                                                  312-223-4788



FOR IMMEDIATE RELEASE



                   CHICAGO TITLE CORPORATION ANNOUNCES UPDATE
                       ON MERGER AND REGULATORY APPROVALS


CHICAGO, IL, FEBRUARY 29, 2000 -- Chicago Title Corporation (NYSE: CTZ) today announced that completion of its merger with Fidelity National Financial, Inc. still remains on track, subject to the receipt of approvals from the insurance regulatory authorities in the states of California and Oregon. While the merger will not take place on March 1, 2000 as previously anticipated, the insurance regulatory approvals are expected shortly. Upon their receipt, Chicago Title plans to issue a press release announcing the scheduled date of the merger and the deadline by which Chicago Title stockholders must submit election forms in order for their elections of consideration to be received in the merger to be valid.

Chicago Title Corporation, through its subsidiaries, provides title insurance, escrow and closing services as well as property valuation, credit information, default management and flood compliance products through a network of more than 340 offices and approximately 4,300 agents nationwide. Chicago Title Corporation's title insurance subsidiaries - Chicago Title Insurance Co., Ticor Title Insurance Co. and Security Union Title Insurance Co. - issue approximately one in every five title insurance policies in the United States. Subsidiaries furnishing other real estate-related products include Chicago Title Flood Services Inc., Chicago Title Credit Services Inc., Chicago Title - Market Intelligence Inc. and Chicago Title Field Services Inc.

The statements made in this press release contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934 that involve a number of uncertainties and risks that could significantly affect current plans and anticipated actions and Chicago Title's future financial condition and results. In addition to the matters described in this press release,

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risk factors listed from time to time in Chicago Title's reports and filings with the Securities and Exchange Commission may affect the results achieved by Chicago Title.

Investors are urged to read the Registration Statement on Form S-4 filed by Fidelity, which relates to the shares of Fidelity common stock to be issued in the merger and includes the joint proxy statement/prospectus of the parties in respect of the merger. The Registration Statement (and other filings of the parties incorporated by reference therein) are available for free at the Securities and Exchange Commission's web site (www.sec.gov). Investors also may obtain copies of the joint proxy statement/prospectus and Chicago Title SEC filings for free from Chicago Title.

Note: For further information on Chicago Title's products and services, visit the company's web site at http://www.ctt.com.